Exhibit FS-1

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
           KEYSPAN ENERGY / EASTERN ENTERPRISES / ENERGYNORTH MERGERS

The unaudited pro forma consolidated condensed balance sheet as of June 30, 2000 and the unaudited pro forma consolidated condensed income statements for the twelve months ended June 30, 2000 combine the historical information of KeySpan Corporation d/b/a KeySpan Energy ("KeySpan Energy"), Eastern Enterprises
("Eastern") and EnergyNorth Inc. ("EnergyNorth"). The unaudited pro forma consolidated condensed financial statements have been prepared to reflect the mergers under the purchase method of accounting (KeySpan Energy will acquire
Eastern and EnergyNorth). Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses directly related to the merger, in excess of the fair value of the net assets acquired is classified as goodwill on the accompanying unaudited pro forma consolidated condensed balance sheet. The estimated fair values and useful lives of assets acquired and liabilities assumed and any resulting goodwill, are subject to final valuation adjustments in accordance with generally accepted accounting principles.

The pro forma adjustments reflected in the unaudited pro forma consolidated condensed balance sheet are as if the transactions had occurred on June 30, 2000. The unaudited pro forma consolidated condensed income statement for the twelve months ended June 30, 2000 assumes that these transactions were completed on July 1, 1999. The unaudited pro forma consolidated condensed financial statements assume that KeySpan Energy will purchase all of the outstanding common stock of Eastern for $64.00 in cash and will purchase all of the outstanding common stock of EnergyNorth for $61.13 in cash. The proposed transactions are expected to close contemporaneously in the fourth quarter of calendar year 2000.

On August 31, 1999, Eastern completed a merger with Colonial Gas Company ("Colonial") which was accounted for using the purchase method of accounting; Eastern was the acquiring company for financial reporting purposes. The unaudited pro forma consolidated condensed income statement therefore, reflects the results of operations of Colonial for the period September 1, 1999 through June 30, 2000.

The unaudited pro forma consolidated condensed financial statements do not reflect the anticipated cost savings that may be obtained from the elimination of duplicate corporate and administrative programs in connection with the mergers or operating efficiencies that may result. KeySpan has identified before-tax synergy savings to be approximately $40 million annually.

The following unaudited pro forma consolidated condensed financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto of KeySpan Energy, Eastern and EnergyNorth. The following statements are not necessarily indicative of the financial position or operating results that would have occurred had the proposed transactions been consummated on the date, or at the beginning of the period, for which the proposed transactions are being given effect nor are they necessarily indicative of future operating results or financial position.

                                                                    Exhibit FS-1

                        NOTES TO THE UNAUDITED PRO FORMA
                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1.  Cash Consideration and Estimated Goodwill Related to the
         Eastern Enterprises Merger

Cash consideration to be paid to Eastern shareholders will be paid from the proceeds of long-term debt and commercial paper issuances. KeySpan Energy will issue approximately $1.477 billion of long-term debt at an estimated annual interest rate of 8.0% and approximately $262 million of commercial paper at an estimated annual interest rate of 7.0% to finance the merger. KeySpan Energy will acquire all of the outstanding common stock of Eastern for $64.00 per share. If the closing of the merger does not occur by August 6, 2000, the cash consideration of $64.00 per share will be increased by $0.006 per share for each day after August 6, 2000 through the day prior to the closing date. This aggregate additional amount will be reduced by the aggregate amount of any per share increase in any dividend actually paid that is attributable to any period in which the additional amount accrues.

The estimated goodwill reflects the recognition of the excess amount of the purchase price over the fair value of the net assets to be acquired including costs to be incurred directly related to the consummation. The following represents the estimated goodwill calculation:

        Common shares outstanding
               at June 30, 2000                   27,173,322
        Share price                            $                    64.00
                                                  ------------------------
        Purchase price                         $  1,739,092,608
        Common equity of Eastern                  (770,841,000)
                                                  ------------------------
                                              $   968,251,608

        Estimated transaction costs (See Note 2)  8,100,000
        Estimated restructuring and other
                costs (See Note 3)                90,996,000
                                                  ------------------------
        Estimated Goodwill                    $   1,067,347,608
                                                  ========================
        Amortization period                       40
        Estimated yearly amortization         $   26,683,690
                                                  ========================



A final determination of goodwill may reflect certain purchase accounting adjustments based on actuarial valuations related to employee benefit plans, estimates with respect to the effect of consolidation of certain corporate and administrative functions, completion of studies related to environmental issues, possible contract and asset impairment charges, possible asset sales, and other adjustments.

                                                                    Exhibit FS-1

Note 2. Estimated  Transaction  Costs  Associated  with the Eastern  Enterprises
Merger

KeySpan Energy will incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees. The pro forma adjustments include an estimate for KeySpan's merger-related costs of $8.1 million, which is included in goodwill. These costs will be financed through the issuance of commercial paper.

Note 3.  Estimated Restructuring and Other Costs

Eastern expects to incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees of approximately $13.9 million. In addition, Eastern expects to incur expenses of approximately $60.7 million for certain contractual obligations (e.g. "change in control" payments) and nonqualified stock options that will be "cashed out". These costs will be expensed as incurred by Eastern and have been included in the calculation of estimated goodwill. These costs will be financed through the issuance of commercial paper. Further, certain Eastern options will be converted to options to purchase KeySpan Energy stock. The estimated value of such options, which are primarily fully vested, approximate $16.4 million and will be recorded as additional purchase price consideration by KeySpan Energy at the time of the merger.

Note 4. Interest Expense

Interest expense reflects the issuance of approximately $1.477 billion of long-term debt and approximately $262 million of commercial paper to finance the acquisition of Eastern at estimated annual interest rates of 8.0% and 7.0%, respectively. Interest expense also reflects the issuance of commercial paper to finance transaction costs at an estimated annual interest rate of 7.0%. A change in the actual interest rate of .125%, as compared to the estimated interest rates, will change net income by approximately $1.5 million annually and by $0.7 million for six months.

Note 5. Amortization of Goodwill Associated with the Eastern Enterprises Merger

Goodwill, which is not tax deductible, will be amortized over a 40 year period.

Note 6. Income Taxes

Income taxes on the unaudited pro forma consolidated condensed income statement have been adjusted to reflect the tax deduction of interest expense at a rate of 35%. A tax benefit has not been provided for goodwill since it is not tax deductible.

                                                                    Exhibit FS-1

Note 7. Cash Consideration and Estimated Goodwill Related to the EnergyNorth Merger

Cash consideration to be paid to EnergyNorth shareholders will be paid from the proceeds of long-term debt and commercial paper issuances. KeySpan Energy will issue approximately $173 million in long-term debt at an estimated annual interest rate of 8.0% and approximately $30 million of commercial paper at an estimated annual interest rate of 7.0% to finance the merger. KeySpan Energy will acquire all of the outstanding common stock of EnergyNorth for $61.13 per share. The cash consideration to be paid to EnergyNorth shareholders is subject to a per share increase of .589 times the per share increase amount above $64.00 per share paid to Eastern shareholders. The estimated goodwill reflects the recognition of the excess amount of the purchase price over the fair value of the net assets acquired including adjustments for costs to be incurred directly related to the consummation. The following represents the estimated goodwill calculation:

        Common shares outstanding
                at June 30, 2000                        3,322,903
        Share price                                   $                61.13

        Purchase price                                $ 203,129,060
        Common equity of EnergyNorth                    (54,071,000)
                                                      -----------------------
                                                      $ 149,058,060

        Estimated transaction costs (See Note 8)        2,100,000
        Estimated restructuring and other
            costs (See Note 9)                          15,388,000
                                                      ----------------------
        Estimated Goodwill                            $ 166,546,060
                                                      ======================
        Amortization period                             40
        Estimated yearly amortization                 $ 4,163,652
                                                      ======================


A final determination of goodwill may reflect certain purchase accounting adjustments based on actuarial valuations related to employee benefit plans, estimates with respect to the effect of consolidation of certain corporate and administrative functions, completion of studies related to environmental issues, possible contract and asset impairment charges, possible asset sales, and other adjustments.

Note 8. Estimated Transaction Costs Associated with the EnergyNorth Merger

KeySpan Energy and Eastern will incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees. The pro forma adjustments include an estimate for these costs of $2.1 million, which is included in goodwill. These costs will be financed through the issuance of commercial paper.

                                                                    Exhibit FS-1

Note 9.  Estimated Restructuring and Other Costs

EnergyNorth expects to incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees of approximately $4.7 million. In addition, EnergyNorth expects to incur expenses of approximately $8.2 million for certain contractual obligations (e.g. "change in control" payments). These costs will be expensed as incurred by EnergyNorth and have been included in the calculation of estimated goodwill. These costs will be financed through the issuance of commercial paper. Further, EnergyNorth options will be converted to options to purchase KeySpan Energy stock. The estimated value of such options, which are primarily fully vested, approximates $2.5 million and will be recorded as additional purchase price consideration by KeySpan Energy at the time of the merger.

Note 10. Interest Expense

Interest expense reflects the issuance of approximately $173 million of long-term debt and approximately $30 million of commercial paper to finance the acquisition of EnergyNorth at estimated annual interest rates of 8.0% and 7.0%, respectively. Interest expense also reflects the issuance of commercial paper to finance transaction costs at an estimated annual interest rate of 7.0%. A change in the actual interest rate of .125%, as compared to the estimated interest rates, will have approximately a $0.2 million annual and an immaterial six month effect on net income.

Note 11. Amortization of Goodwill Associated with the EnergyNorth Merger

Goodwill, which is not tax deductible, will be amortized over a 40 year period.

Note 12. Income Taxes

Income taxes on the unaudited pro forma consolidated condensed income statement have been adjusted to reflect the tax deduction of interest expense at a rate of 35%. A tax benefit has not been provided for goodwill since it is not tax deductible.

                                  EXHIBIT FS-1

                                 KeySpan Energy
            Unaudited Pro-forma Consolidated Condensed Balance Sheet
                                  June 30, 2000
                            (In Thousands of Dollars)

                                         KeySpan       Eastern     Transaction                              Transaction
                                         Energy      Enterprises   Adjustments   Pro-forma    EnergyNorth   Adjustments   Pro-forma
                                         -----------------------   -----------   ---------    -----------   -----------   ---------
ASSETS

Current Assets
  Cash and Temp. Cash investments        92,127         30,989                   123,025            726                     123,751
  Customer accts. receivable, net       861,441        112,786                   974,227         15,886                     990,113
  Other                                 365,860        124,431                   490,291         11,663                     501,954
                                      ------------------------     ----------- ---------     ----------     ----------   ----------
                                      1,319,428        268,115        ---      1,587,543         28,275        ---        1,615,818
                                      ------------------------     ----------- ---------     ----------     ----------   ----------

Equity Investments and Others           428,828         14,064        ---        442,892            ---        ---          442,892
                                      ------------------------     ----------- ---------     ----------     ----------   ----------

Property
  Electric                            1,367,512             --                 1,367,512            ---                   1,367,512
  Gas                                 3,522,284      1,523,747                 5,046,031        177,753                   5,223,784
  Other                                 387,523        691,209          0      1,078,732          8,349                   1,087,081
  Accumulated Depreciation           (1,655,540)      (936,958)               (2,592,498)       (59,481)                 (2,651,979)
  Gas explorat. And production, at co 1,278,786            ---                 1,278,786            ---                   1,278,786
  Accumulated depletion                (561,966)           ---                  (561,966)           ---                   (561,966)
                                      ------------------------     ----------- ---------     ----------     ----------   ----------
                                      4,338,599      1,277,998          0      5,616,597        126,621        ---        5,743,218
                                      ------------------------     ----------- ---------     ----------     ----------   ----------

Deferred Charges
  Goodwill, net of amortization         328,510        243,960   1,067,348(1)  1,639,818            ---      166,546(7)   1,806,364
  Regulatory assets and other           704,787        141,194                   845,981         16,168                     862,149
                                      ------------------------   ---------    ----------     ----------     ----------   ----------
                                      1,033,297        385,154   1,067,348     2,485,799         16,168      166,546      2,668,513
                                      ------------------------   ---------    ----------     ----------     ----------   ----------
Total Assets                          7,120,152      1,945,331   1,067,348    10,132,831        171,064      166,546     10,470,441
                                      ========================   =========    ==========     ==========     ==========   ==========

LIABILITIES AND
CAPITALIZATION

Current Liabilities
  Current matur. of long-term debt           --          6,746                     6,746            849                       7,595
  Accts. payable and accrued expense    884,919        156,782                 1,041,701         25,463                   1,067,164
  Commercial Paper                      262,481         73,707     261,659(1)    680,556         14,130        30,562(7)    740,218
                                                                     8,100(2)                                   2,100(8)
                                                                    74,609(3)                                   2,870(9)
                                      ------------------------     ----------- ------------  ----------     ----------   -----------
                                      1,147,400        237,235     344,368     1,729,003         40,442        45,532     1,814,977
                                      ------------------------     ----------- ------------  ----------     ----------   -----------

Deferred Credits and other Liab.
  Deferred income taxes                 223,551        179,591           0       403,142         21,126                     424,268
  Reserves and other long-term liab.    666,897        199,491                   866,388          5,738                     872,126
                                      ------------------------     ----------- ------------  ----------     ----------   -----------
                                        890,448        379,082           0     1,269,530         26,864           ---     1,296,394
                                      ------------------------     ----------- ------------  ----------     ----------   -----------

Gas Inventory Financing                     ---         33,567         ---        33,567          4,413           ---        37,980
                                      ------------------------     ----------- ------------  ----------     ----------   -----------

Capitalization
  Common Stock                        2,985,936        273,555   (273,555)(1)  3,002,323         35,966      (35,966)(7)  3,004,841
                                                                    16,387(3)                                  2,518 (9)
  Retained Earnings                     528,082        497,942   (497,942)(1)    528,082         18,105      (18,105)(7)    528,082
  Accum. Comprehensive income            (1,716)          (73)          73(1)     (1,716)            --                     (1,716)
  Treasury stock purchased.            (722,080)         (583)         583(1)   (722,080)            --                   (722,080)
                                      ------------------------     ----------- ------------  ----------     ----------   -----------
     Tot. comm. shareh. equity        2,790,222        770,841      (754,454)  2,806,609         54,071      (51,553)     2,809,127
  Preferred stocks                       84,339         21,438                   105,777             --                     105,777
  Long-term debt                      2,112,377        503,168   1,477,433(1)  4,092,978         45,274       172,567(7)  4,310,819
                                      ------------------------     ----------- ------------  ----------     ----------   -----------
Total Capitalization                  4,986,938      1,295,447     722,980     7,005,365         99,345       121,014     7,225,723
                                      ------------------------     ----------- ------------  ----------     ----------   -----------

Minority Interest                        95,366             --          --        95,366             --          --          95,366
                                      ------------------------     ----------- ------------  ----------     ----------   -----------

Total Liab. and Capitalization        7,120,152      1,945,331   1,067,348    10,132,831        171,064       166,546    10,470,441
                                      ========================   =========    ==========        =======       =======   ===========

                                 KeySpan Energy
           Unaudited Pro-forma Consolidated Condensed Income Statement
                        Twelve Months Ended June 30, 2000
                            (In Thousands of Dollars)

                                         KeySpan       Eastern     Transaction                              Transaction
                                         Energy      Enterprises   Adjustments   Pro-forma    EnergyNorth   Adjustments   Pro-forma
                                         -----------------------   -----------   ---------    -----------   -----------   ---------
Revenues
Gas Distribution                      1,919,693         792,816                2,712,509      146,624                     2,859,133
Marine Services                             ---         281,835                  281,835          ---                       281,835
Electric Services                     1,219,388             ---                1,219,388          ---                     1,219,388
Gas Exploration and Production          196,258             ---                  196,258          ---                       196,258
Energy Related Services and Other       378,841          27,185                  406,026          ---                       406,026
                                      -------------------------    ----------  ---------      -------       ---------    ----------
Total Revenues                        3,714,180       1,101,836        ---     4,816,016      146,624        ---          4,962,640
                                      -------------------------    ----------  ---------      -------       ---------    ----------

Operating Expenses
Purchased gas                           923,143         318,584                1,241,727       92,702                     1,334,429
Purchased fuel                          157,901             ---                  157,901          ---                       157,901
Operations and maintenance            1,353,454         496,304                1,849,758       29,535                     1,879,293
Depreciation, depletion and amortiz     279,263          92,533      26,684(5)   398,480        8,299        4,164(11)      410,942
Operating taxes                         391,657          54,972                  446,629        3,717                       450,346
                                      -------------------------    ----------  ---------      -------       ---------    ----------
Total Operating Expenses              3,105,418         962,393      26,684    4,094,495      134,253        4,164        4,232,911
                                      -------------------------    ----------  ---------      -------       ---------    ----------

Operating Income                        608,762         139,443     (26,684)     721,521       12,371       (4,164)         729,729
                                      -------------------------    ----------  ---------      -------       ---------    ----------

Other Income and Deductions
Income from equity investments           21,794             ---                   21,794          ---                        21,794
Interest Income                          15,085           5,517                   20,602          ---                        20,602
Minority interest                       (16,745)            ---                  (16,745)         ---                       (16,745)
Other                                     1,880          10,133                   12,013         (30)                        11,983
                                      -------------------------    ----------  ---------      -------       ---------    ----------
Total Other Income                       22,014          15,650       ---         37,664         (30)        ---             37,634
                                      -------------------------    ----------  ---------      -------       ---------    ----------

Income Before Interest Charges
and Income Taxes                        630,776         155,093    (26,684)      759,185       12,341       (4,164)         767,363

Interest Charges                        131,238          44,721    142,300(4)    318,259        5,086       16,993(10)      340,338



Income Taxes                            181,527          45,741    (49,805)(6)   177,463        4,367       (5,947)(12)     767,363
                                      -------------------------    ----------  ---------      -------       ---------    ----------
Net Income                              318,011          64,631    (119,179)     263,463        2,888       (15,209)        251,142

Preferred Stock Dividend
    requirements                         32,350           1,688       ---         34,038          ---            ---         34,038
                                      -------------------------    ----------  ---------      -------       ---------    ----------
Earnings for Common Stock               285,661          62,943    (119,179)     229,425        2,888        (15,209)       217,142
                                      =========================    ==========  =========      =======       =========    ==========

Average Shares outstanding (000)        134,534                                  134,534                                    134,534

Basic and Diluted Earnings
   Per Common Share                        2.12                                     1.71                                       1.61
                                      =========                                =========                                 ==========